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                           Strong Equity Funds, Inc.
                             100 Heritage Reserve
                           Menomonee Falls, WI 53051

                                  UNDERTAKING

     Reference is made to the Registration Statement on Form N-14 of Strong Equity Funds, Inc., a Wisconsin corporation (the "Corporation"), filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-60504)(the "Registration Statement).

     Pursuant to the requirements of Item 16, Exhibit 11 of Form N-14, the Corporation undertakes to file, by post-effective amendment to the Registration Statement, an opinion of Wisconsin counsel regarding the issuance of shares in the reorganization that is part of the Registration Statement within a reasonable time after receipt of such opinion.

     This undertaking should be considered as Undertaking No. 4 to Item 17 of Part C of the Registration Statement.

                                     Strong Equity Funds, Inc.

                                     By: /s/ Cathleen A. Ebacher
                                        ---------------------------------------
                                        Cathleen A. Ebacher
                                        Vice President and Assistant Secretary

Dated: June 7, 2001